SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I     Additional financial information

I(i)  Group capital position
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Regulatory updates
The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. In line with the changes in the 2022 Half-Year Report and the updated GWS disclosure guidelines issued by the Hong Kong IA in December 2022 the GWS capital disclosures present the Group capital position by comparing the total eligible group capital resources to the GPCR, aligned with the basis of our EEV capital requirements. In addition, the total regulatory Tier 1 capital resources relative to the GMCR is also disclosed.

The recent trend to more risk-based capital regimes being adopted in many of the Group's markets is continuing and this impacts on the Group's GWS capital measure, which is underpinned by the local regulatory regimes of the Group's subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new risk-based capital regime effective from 1 January 2022.

The impact of these changes on the GWS capital position, estimated as at 31 December 2021 and after allowing for the impact of the $1.7 billion debt redemption in January 2022, are shown below:

	Shareholder basis				Total regulatory basis
	GMCR basis			GPCR basis	GMCR basis			GPCR basis
$ billion	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates
Capital resources	15.2	+10.3	25.5	25.5	42.7	(0.7)	42.0	42.0

Required capital	3.7	+1.0	4.7	8.0	10.7	+0.4	11.1	20.6
GWS capital surplus	11.5	+9.3	20.8	17.5	32.0	(1.1)	30.9	21.4
GWS coverage ratio	408%	+137%	545%	320%	398%	-20%	378%	204%

The Hong Kong RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk-based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital. In addition the shareholder position also recognises the value of future shareholder transfers from participating business on an economic basis within the capital resources along with an associated required capital. In total this results in a material increase in the GWS shareholder capital resources and required capital as presented above.

At a GWS total regulatory level, after including the contribution from participating business, the introduction of the Hong Kong RBC framework results in a fall in capital resources. The impact on the shareholder position as noted above is more than offset by the Hong Kong RBC framework requirement to reflect future discretionary policyholder bonuses within the participating business liabilities which were previously treated as capital.

In addition to the regulatory changes discussed above, the Hong Kong IA issued guidance in the first half of 2022 on the classification of GWS Tier 1 group capital and the GMCR that should be assessed against this Tier 1 group capital, in particular to ensure that participating business capital resources that are not classified as Tier 1 group capital by the application of local rules, do not attract a corresponding GMCR. Applying this guidance at 31 December 2021 would reduce the total regulatory GMCR presented above of $11.1 billion by $(4.6) billion to $6.5 billion with no impact on the GPCR.

Estimated GWS capital position
As at 31 December 2022, the estimated shareholder GWS capital surplus over the GPCR is $15.6 billion (31 December 2021: $17.5 billion), representing a coverage ratio of 307 per cent (31 December 2021: 320 per cent) and the estimated total GWS capital surplus over the GPCR is $18.1 billion (31 December 2021: $21.4 billion), representing a coverage ratio of 202 per cent (31 December 2021: 204 per cent). The estimated Group Tier 1 capital resources are $17.4 billion with headroom over the GMCR of $12.1 billion (31 December 2021: $14.9 billion), representing a coverage ratio of 328 per cent (31 December 2021: 328 per cent).

	31 Dec 2022note (4)			31 Dec 2021note(1)
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total	Change in total
		note (3)	note (5)		note (3)	note (5)	note (6)
Group capital resources ($bn)	23.2	12.6	35.8	25.5	16.5	42.0	(6.2)
of which: Tier 1 capital resources ($bn)note (2)	15.9	1.5	17.4	17.9	3.5	21.4	(4.0)

Group Minimum Capital Requirement ($bn)	4.4	0.9	5.3	4.7	1.8	6.5	(1.2)
Group Prescribed Capital Requirement ($bn)	7.6	10.1	17.7	8.0	12.6	20.6	(2.9)

GWS capital surplus over GPCR ($bn)	15.6	2.5	18.1	17.5	3.9	21.4	(3.3)
GWS coverage ratio over GPCR (%)	307%		202%	320%		204%	(2)%

GWS Tier 1 surplus over GMCR ($bn)			12.1			14.9	(2.8)
GWS Tier 1 coverage ratio over GMCR (%)			328%			328%	-

Notes
(1)   All 31 December 2021 GWS capital results reflect the impact of the regulatory updates discussed in the section above and are after allowing for the impact of the $1.7 billion debt redemption in January 2022.
(2)   The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2022, total Tier 1 capital resources of $17.4 billion comprises: $23.2 billion of total shareholder capital resources; less $(4.0) billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $(3.3) billion of local regulatory tiering classifications in Singapore and the Chinese Mainland which are classified as GWS Tier 2 capital resources; plus $1.5 billion of Tier 1 capital resources in policyholder funds.
(3)   This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(4)   The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the estimated shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the estimated total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.
(5)   The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(6)   Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2022 is shown below, for both the shareholder and the total capital position.

	31 Dec 2022
	Shareholder		Total
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	15.6	307%	18.1	202%
Impact of:
10% increase in equity markets	0.3	(3)%	1.2	1%
20% fall in equity markets	(1.9)	(14)%	(3.6)	(12)%
50 basis points reduction in interest rates	0.4	4%	0.0	0%
100 basis points increase in interest rates	(1.1)	(15)%	(0.6)	(3)%
100 basis points increase in credit spreads	(0.8)	(9)%	(1.2)	(6)%

The sensitivity results above reflect the impact on the Group's long-term business operations at 31 December 2022. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case, management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management
The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2022, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.4 billion, compared to the GWS shareholder surplus of $15.6 billion and a reconciliation is shown below. A projection of expected Free Surplus generation for the next 40 years is shown in Section I(vi) of this Group's 2022 annual report, for in-force business and separately for current year's new business.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2022. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)
A summary of the movement in the restated 31 December 2021 regulatory GWS capital surplus (over GPCR) of $21.4 billion to $18.1 billion at 31 December 2022 is set out in the table below.

2022 $bn
Total GWS surplus at 1 Jan (over GPCR) (Post regulatory updates)	21.4
Shareholder free surplus generation
In force operating capital generation	2.0
Investment in new business	(0.6)
Total operating free surplus generation	1.4
External dividends	(0.5)
Non-operating movements (including market movements)	(1.9)
Other capital movements (including foreign exchange movements)	(0.5)
Movement in free surplus (see EEV basis results for further detail)	(1.5)
Other movements in GWS shareholder surplus (not included in free surplus)	(0.4)
Movement in contribution from GWS policyholder surplus (over GPCR)	(1.4)
Net movement in GWS capital surplus (over GPCR)	(3.3)
Total GWS surplus at 31 Dec (over GPCR)	18.1

Further detail on the movement in free surplus of $(1.5) billion is included in the Financial review section of the Strategic report and in the Movement in Group free surplus section of the Group's EEV basis results. Other GWS movements which are not reflected in EEV Free Surplus relate to a $(0.5) billion movement in the items in the Reconciliation of free surplus to GWS capital surplus presented below, partially offset by a $0.1 billion benefit from the exclusion of the movement in distribution rights and other intangibles from the GWS surplus, as these are expensed on day one under the GWS requirements.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
The GWS guidelines on external disclosures for supervised groups requires detail to be provided on any material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital along with the reason for such changes.

-      Total eligible capital resources has decreased by $(6.2) billion to $35.8 billion at 31 December 2022 (31 December 2021: $42.0 billion). This includes a $(4.0) billion decrease in tier 1 group capital to $17.4 billion (31 December 2021: $21.4 billion). The fall in total eligible capital resources and tier 1 group capital are primarily driven by market movements over the year, driven largely by falling equity markets and increasing interest rates, and external dividends paid, partially offset by the positive contribution from operating capital generation.

-      Total regulatory GPCR has decreased by $(2.9) billion to $17.7 billion at 31 December 2022 (31 December 2021: $20.6 billion) and the total regulatory GMCR has decreased by $(1.2) billion to $5.3 billion at 31 December 2022 (31 December 2021: $6.5 billion). The fall in GPCR and GMCR are primarily driven by market movements over the year and the release of capital as the policies mature or are surrendered, partially offset by an increase as a result of new business sold over the year.

Reconciliation of Free Surplus† to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2022 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles†	13.9	5.5	8.4
Restrictions applied in free surplus for China C-ROSS IInote (a)	2.1	1.5	0.6
Restrictions applied in free surplus for HK RBCnote (b)	5.3	0.6	4.7
Restrictions applied in free surplus for Singapore RBCnote (c)	1.9	0.1	1.8
Other	0.0	(0.1)	0.1
Add GWS policyholder surplus contribution	12.6	10.1	2.5
Total regulatory GWS capital surplus (over GPCR)	35.8	17.7	18.1
† As per the "Free surplus excluding distribution rights and other intangibles" shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes
(a)   Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS II surplus reported for local regulatory purposes. Further differences relate to the treatment of subordinated debt within CPL which is excluded from EEV free surplus and which contributes to C-ROSS II surplus for local regulatory reporting.
(b)   EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.
(c)   EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

31 Dec 2022 $bn
Group IFRS shareholders' equity	17.0
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.8)
Add debt treated as capital under GWSnote (a)	4.0
Asset valuation differencesnote (b)	(0.3)
Liability valuation (including insurance contracts) differencesnote (c)	9.2
Differences in associated net deferred tax liabilitiesnote (d)	1.3
Othernote (e)	(0.2)
Contribution from Policyholder business	12.6
Group total GWS capital resources	35.8

Notes
(a)   As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(b)   Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(c)   Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Hong Kong, Singapore and the Chinese Mainland where the local capital resources under the local risk-based capital solvency bases permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS. This also includes the present value of future shareholder transfers from Hong Kong participating business which is included as an asset within the GWS capital resources.
(d)   Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(e)   Other differences include the removal of DAC and intangibles of the Group's joint ventures and associates and, in Chinese Mainland, a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-      For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
-      The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
-      For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-      For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-      For entities where the Group's shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-      Following the demerger of Jackson from Prudential plc in September 2021, the Group retains a non-controlling interest in Jackson. As agreed with the Hong Kong IA, this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value and contributes $0.2 billion to the GWS capital surplus (over GPCR) at 31 December 2022;
-      Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
-      Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital. At 31 December 2022 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars;
-      The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
-      Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii)   Analysis of adjusted operating profit by driver

This schedule classifies the Group's adjusted operating profit into the underlying drivers using the following categories:

-      Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
-      Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
-      With-profits represents the pre-tax shareholders' transfer from the with-profits business for the period.
-      Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
-      Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
-      Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
-      DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group's sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers. The 2021 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	2022			2021 AER			2021 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	307	42,722	72	312	47,270	66	299	46,137	65
Fee income	331	32,295	102	345	33,401	103	329	32,062	103
With-profits	160	81,405	20	135	84,905	16	133	84,435	16
Insurance margin	3,219			2,897			2,795
Margin on revenues	3,194			3,008			2,881
Expenses:
Acquisition costsnote (c)	(2,346)	4,393	(53)%	(2,085)	4,194	(50)%	(2,000)	4,013	(50)%
Administration expenses	(1,732)	75,354	(230)	(1,656)	80,968	(205)	(1,581)	78,472	(201)
DAC adjustments	554			566			545
Expected return on shareholder assets	235			231			224
	3,922			3,753			3,625
Share of related tax charges from joint ventures and associatesnote (d)	(76)			(44)			(42)
Long-term business	3,846			3,709			3,583
Eastspring	260			314			299
Adjusted operating profit	4,106			4,023			3,882

Notes
(a)   The calculation of average liabilities is generally derived from opening and closing balances, except the average liabilities used to derive fee income margin which is calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.
(b)   Margin represents the operating return earned in the year as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus.
(c)   The ratio of acquisition costs is calculated as a percentage of APE sales in the year, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in 2022 is 62 per cent (2021: 61 per cent on both AER and CER basis).
(d)   Under IFRS, the Group's share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group's profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.

I(iii)  Analysis of adjusted operating profit by business unit

The table below presents the 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2022 $m	2021 $m		2022 vs 2021%
		AER	CER	AER	CER
CPL	368	343	329	7%	12%
Hong Kong	1,036	975	969	6%	7%
Indonesia	343	446	429	(23)%	(20)%
Malaysia	364	350	330	4%	10%
Singapore	678	663	646	2%	5%
Growth markets and other
Philippines	112	110	100	2%	12%
Taiwan	93	94	88	(1)%	6%
Thailand	266	236	215	13%	24%
Vietnam	327	317	310	3%	5%
Other*	335	219	210	53%	60%
Share of related tax charges from joint ventures and associate	(76)	(44)	(42)	73%	81%
Long-term business	3,846	3,709	3,584	4%	7%
Eastspring	260	314	299	(17)%	(13)%
Adjusted operating profit	4,106	4,023	3,883	2%	6%
* Includes other growth markets and a number of small items that are not expected to reoccur.

(a)   Eastspring adjusted operating profit

	2022 $m	2021 $m
Operating income before performance-related feesnote (1)	660	747
Performance-related fees	1	15
Operating income (net of commission)note (2)	661	762
Operating expensenote (2)	(360)	(403)
Group's share of tax on joint ventures' operating profit	(41)	(45)
Adjusted operating profit	260	314
Average funds managed or advised by Eastspring	$229.4bn	$251.7bn
Margin based on operating incomenote (3)	29bps	30bps
Cost/income rationote II(v)	55%	54%

Notes
(1)   Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice):

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2022	392	54	268	17	660	29
2021	449	56	298	17	747	30
(2)     Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item.
(3)     Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b)   Eastspring total funds under management or advice
Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring.

	31 Dec 2022 $bn	31 Dec 2021 $bn
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	60.1	68.5
Institutional	11.3	13.2
Money market funds (MMF)	10.5	12.3
	81.9	94.0
Funds managed on behalf of M&G plcnote (2)	9.3	11.5

External funds under management	91.2	105.5
Internal funds:
Internal funds under management	104.1	124.2
Internal funds under advice	26.1	28.8
	130.2	153.0
Total funds under management or advicenote (3)	221.4	258.5
Notes
(1)   Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2022 $m	2021 $m
At 1 Jan	93,956	93,863
Market gross inflows	81,942	98,963
Redemptions	(84,397)	(99,862)
Market and other movements	(9,552)	992
At 31 Dec	81,949	93,956
* The analysis of movements above includes $10,495 million relating to Asia Money Market Funds at 31 December 2022 (31 December 2021: $12,248 million). Investment flows for 2022 include Eastspring Money Market Funds gross inflows of $61,063 million (2021: $61,949 million) and net outflows of $(869) million (2021: net outflows of $(1,512) million).

(2)   Movements in funds managed on behalf of M&G plc are analysed below:

	2022 $m	2021 $m
At 1 Jan	11,529	15,737
Net flows	(765)	(4,040)
Market and other movements	(1,529)	(168)
At 31 Dec	9,235	11,529

(3)   Total funds under management or advice are analysed by asset class below:

	31 Dec 2022						31 Dec 2021
	Funds under management		Funds under advice		Total		Total
	$bn	% of Total	$bn	% of Total	$bn	% of total	$bn	% of total
Equity	92.9	42%	7.8	4%	100.7	46%	107.1	41%
Fixed income	86.4	39%	18.3	8%	104.7	47%	133.6	52%
Alternatives	2.4	1%	-	-	2.4	1%	2.7	1%
Money Market Funds	13.6	6%	-	-	13.6	6%	15.1	6%
Total funds	195.3	88%	26.1	12%	221.4	100%	258.5	100%

I(iv)  Group funds under management

For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2022 $bn	31 Dec 2021 $bn
Internal funds	168.6	193.9
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	91.2	105.5
Total Group funds under managementnote	259.8	299.4

Note
Total Group funds under management comprise:

	31 Dec 2022 $bn	31 Dec 2021 $bn
Total investments and cash and cash equivalents held on the balance sheet	151.5	177.9
External funds of Eastspring including M&G plc	91.2	105.5
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	17.1	16.0
Total Group funds under management	259.8	299.4

I(v)   Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2022 $m	2021 $m
Net cash remitted by business unitsnote (a)	1,304	1,451
Net interest paid	(204)	(314)
Corporate expenditurenote (b)	(232)	(322)
Centrally funded recurring bancassurance fees	(220)	(176)
Total central outflows	(656)	(812)
Holding company cash flow before dividends and other movements	648	639
Dividends paid	(474)	(421)
Operating holding company cash flow after dividends but before other movements	174	218
Other movements
Issuance and redemption of debt	(1,729)	(255)
Hong Kong public offer and international placing	-	2,374
Other corporate activitiesnote (c)	248	(199)
US demerger costs	-	(30)
Total other movements	(1,481)	1,890
Net movement in holding company cash flow	(1,307)	2,108
Cash and short-term investments at 1 Jannote (d)	3,572	1,463
Foreign exchange movements	(113)	1
Inclusion of amounts at 31 Dec from additional centrally managed entitiesnote (e)	905	-
Cash and short-term investments at 31 Decnote (e)	3,057	3,572

Notes
(a)   Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b)   Including IFRS 17 implementation and restructuring costs paid in the year
(c)   Other cash flow movements included net receipts from other corporate activities of $248 million (2021: $(256) million net payments) comprising proceeds of $315 million (2021: $171 million) received from the sales of shares in Jackson together with dividends from Jackson, partially offset by cash provided for investment by the businesses mainly in digital infrastructure.
(d)   Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance.
(e)   The definition of holding company cash and short-term investments has been updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022.

The table below shows the reconciliation of the Cash and cash equivalents of Unallocated to a segment (Central operations) held on the IFRS balance sheet and Cash and short-term investments at 31 December 2022:

31 Dec 2022 $m
Cash and cash equivalents of Central operations held on balance sheet note C1	1,809
Less: amounts from commercial paper	(501)
Add: Deposits with credit institutions of Central operations held on balance sheetnote C1	1,749
Cash and short-term investments	3,057

I(vi)    Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus

The table below shows how the EEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 6 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2022 results.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2022, the table also presents the future free surplus expected to be generated from the investment made in new business during 2022 over the same 40-year period.

	31 Dec 2022 $m
	Long-term insurance business operations
	Expected generation from all in-force business*		Expected generation from new business written in 2022*
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2023	2,658	2,548	352	336
2024	2,327	2,089	227	200
2025	2,201	1,857	204	170
2026	2,155	1,710	174	138
2027	2,087	1,560	188	138
2028	2,010	1,416	181	125
2029	1,946	1,292	161	105
2030	1,905	1,191	153	93
2031	1,884	1,107	146	83
2032	1,857	1,032	158	85
2033	1,858	969	159	79
2034	1,843	910	148	69
2035	1,860	868	154	68
2036	1,867	825	142	60
2037	1,877	788	158	62
2038	1,888	749	137	51
2039	1,924	720	136	49
2040	1,947	688	139	47
2041	1,953	653	136	44
2042	1,943	614	145	44
2043-2047	9,769	2,594	695	183
2048-2052	9,986	1,951	687	134
2053-2057	9,842	1,382	648	98
2058-2062	9,929	983	637	72
Total free surplus expected to emerge in the next 40 years	79,516	30,496	6,065	2,533
* The analysis excludes amounts incorporated into VIF and required capital at 31 December 2022 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2062.

The expected free surplus generation from new business written in 2022 can be reconciled to the new business profit as follows:
2022 $m
Undiscounted expected free surplus generation for years 2023 to 2062	6,065
Less: discount effect	(3,532)
Discounted expected free surplus generation for years 2023 to 2062	2,533
Discounted expected free surplus generation for years after 2062	135
Discounted expected free surplus generation from new business written in 2022	2,668
Free surplus investment in new business	(567)
Other items*	83
New business profit	2,184
*  Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for long-term business operations as follows:

31 Dec 2022 $m
Discounted expected generation from all in-force business for years 2023 to 2062	30,496
Discounted expected generation from all in-force business for years after 2062	2,152
Discounted expected generation from all in-force business at 31 December 2022	32,648
Free surplus of long-term business operations at 31 December 2022	6,035
Other items*	174
EEV for long-term business operations	38,857
* Other items represent the impact of the TVOG and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2022 can be reconciled to the amount that was expected to be generated at 31 December 2021 as follows:

	2022	2023	2024	2025	2026	2027	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2021 expected free surplus generation for years 2022 to 2061	2,343	2,267	2,155	2,014	2,034	1,978	53,604	66,395
Less: Amounts expected to be realised in the current year	(2,343)	-	-	-	-	-	-	(2,343)
Add: Expected free surplus to be generated in year 2062 (excluding 2022 new business)	-	-	-	-	-	-	1,101	1,101
Foreign exchange differences	-	(93)	(85)	(72)	(70)	(66)	(1,242)	(1,628)
New business	-	352	227	204	174	188	4,920	6,065
Operating movements	-	48	(14)	39	20	(35)
Non-operating and other movements*	-	84	44	16	(3)	22	9,705	9,926
2022 expected free surplus generation for years 2023 to 2062	-	2,658	2,327	2,201	2,155	2,087	68,088	79,516
* 'Non-operating and other movements' include the impact of the early adoption of the Hong Kong Risk-based Capital (HK RBC) regime, effective from 1 January 2022. Further details can be found in the Basis of Preparation in the EEV basis results.

At 31 December 2022, the total free surplus expected to be generated over the next five years (2023 to 2027 inclusive) for long-term business operations, using the same assumptions and methodology as those underpinning 2022 embedded value reporting, was $11.4 billion (31 December 2021: $10.8 billion).

At 31 December 2022, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for long-term business operations is $79.5 billion, $13.1 billion higher than the $66.4 billion expected at the end of 2021. The increase is driven by new business and the effect of generally higher interest rates across the region increasing projected returns, partially offset by unfavourable foreign exchange movements.

Actual underlying free surplus generated in 2022 from long-term business in force at the end of 2021, before restructuring and IFRS 17 implementation costs, was $2.5 billion, after allowing for $(0.2) billion of changes in operating assumptions and experience variances. This compares with the expected 2022 realisation at the end of 2021 of $2.3 billion and can be analysed further as follows:

2022 $m
Expected transfer from in-force business to free surplus	2,406
Expected return on existing free surplus	347
Changes in operating assumptions and experience variances	(227)
Underlying free surplus generated from long-term business in force before restructuring and IFRS 17 implementation costs	2,526

2022 free surplus expected to be generated at 31 December 2021	2,343

I(vii) New business schedules

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions from contracts that are classified under IFRS 4, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 4, primarily certain unit-linked and similar contracts written in insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Annual premium equivalent (APE) and new business profit (NBP) are determined using the EEV methodology set out in note 8 of our EEV basis results supplement. In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting. APE sales are subject to rounding.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APE			PVNBP
	2022	2021	+/(-)	2022	2021	+/(-)	2022	2021	+/(-)	2022	2021	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	1,254	1,760	(29)%	759	600	27%	884	776	14%	3,521	3,761	(6)%
Hong Kong	842	808	4%	438	469	(7)%	522	550	(5)%	3,295	4,847	(32)%
Indonesia	250	258	(3)%	222	226	(2)%	247	252	(2)%	1,040	1,067	(3)%
Malaysia	99	74	34%	350	453	(23)%	359	461	(22)%	1,879	2,137	(12)%
Singapore	2,628	2,412	9%	507	502	1%	770	743	4%	6,091	6,214	(2)%
Growth markets:
Africa	9	15	(40)%	148	133	11%	149	134	11%	308	288	7%
Cambodia	-	-	-	18	14	29%	18	14	29%	69	59	17%
India (Prudential's 22% share)	273	285	(4)%	196	200	(2)%	223	228	(2)%	1,148	1,172	(2)%
Laos	-	-	-	-	1	(100)%	-	1	(100)%	1	2	(50)%
Myanmar	-	-	-	3	1	200%	3	1	200%	6	3	100%
Philippines	61	89	(31)%	176	168	5%	182	177	3%	615	655	(6)%
Taiwan	157	172	(9)%	486	379	28%	503	397	27%	1,835	1,417	29%
Thailand	150	142	6%	220	204	8%	235	218	8%	932	882	6%
Vietnam	99	55	80%	288	237	22%	298	242	23%	1,666	1,649	1%
Total insurance operations	5,822	6,070	(4)%	3,811	3,587	6%	4,393	4,194	5%	22,406	24,153	(7)%

CER	Single premiums			Regular premiums			APE			PVNBP
	2022	2021	+/(-)	2022	2021	+/(-)	2022	2021	+/(-)	2022	2021	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	1,254	1,685	(26)%	759	575	32%	884	743	19%	3,521	3,602	(2)%
Hong Kong	842	802	5%	438	466	(6)%	522	546	(4)%	3,295	4,812	(32)%
Indonesia	250	249	0%	222	218	2%	247	243	2%	1,040	1,027	1%
Malaysia	99	70	41%	350	427	(18)%	359	434	(17)%	1,879	2,013	(7)%
Singapore	2,628	2,350	12%	507	489	4%	770	724	6%	6,091	6,056	1%
Growth markets:
Africa	9	13	(31)%	148	124	19%	149	125	19%	308	266	16%
Cambodia	-	-	-	18	14	29%	18	14	29%	69	58	19%
India (Prudential's 22% share)	273	268	2%	196	188	4%	223	215	4%	1,148	1,102	4%
Laos	-	-	-	-	-	-	-	-	-	1	2	(50)%
Myanmar	-	-	-	3	1	200%	3	1	200%	6	3	100%
Philippines	61	80	(24)%	176	152	16%	182	160	14%	615	592	4%
Taiwan	157	162	(3)%	486	355	37%	503	372	35%	1,835	1,327	38%
Thailand	150	130	15%	220	186	18%	235	199	18%	932	806	16%
Vietnam	99	54	83%	288	232	24%	298	237	26%	1,666	1,615	3%
Total insurance operations	5,822	5,863	(1)%	3,811	3,427	11%	4,393	4,013	9%	22,406	23,281	(4)%

Schedule B Insurance new business APE and PVNBP (AER and CER)

APE	AER				CER
	2022 $m		2021 $m		2022 $m		2021 $m
	H1	H2	H1	H2	H1	H2	H1	H2
CPL (Prudential's 50% share)	507	377	448	328	488	396	430	313
Hong Kong	227	295	253	297	227	295	251	295
Indonesia	110	137	117	135	107	140	113	130
Malaysia	172	187	211	250	167	192	196	238
Singapore	390	380	379	364	386	384	366	358
Growth markets:
Africa	76	73	66	68	72	77	62	63
Cambodia	7	11	7	7	7	11	7	7
India (Prudential's 22% share)	120	103	112	116	116	107	105	110
Laos	-	-	-	1	-	-	-	-
Myanmar	1	2	1	-	1	2	1	-
Philippines	87	95	90	87	84	98	80	80
Taiwan	281	222	187	210	269	234	175	197
Thailand	99	136	99	119	96	139	87	112
Vietnam	136	162	113	129	134	164	111	126
Total insurance operations	2,213	2,180	2,083	2,111	2,154	2,239	1,984	2,029

PVNBP	AER				CER
	2022 $m		2021 $m		2022 $m		2021 $m
	H1	H2	H1	H2	H1	H2	H1	H2
CPL (Prudential's 50% share)	2,119	1,402	2,038	1,723	2,040	1,481	1,958	1,644
Hong Kong	1,774	1,521	1,991	2,856	1,773	1,522	1,974	2,838
Indonesia	442	598	485	582	430	610	466	561
Malaysia	845	1,034	992	1,145	820	1,059	924	1,089
Singapore	3,184	2,907	2,940	3,274	3,152	2,939	2,841	3,215
Growth markets:
Africa	151	157	144	144	144	164	133	133
Cambodia	30	39	30	29	30	39	30	28
India (Prudential's 22% share)	609	539	579	593	590	558	540	562
Laos	-	1	1	1	-	1	1	1
Myanmar	4	2	1	2	3	3	1	2
Philippines	297	318	340	315	284	331	301	291
Taiwan	994	841	662	755	958	877	622	705
Thailand	394	538	406	476	379	553	357	449
Vietnam	885	781	771	878	867	799	757	858
Total insurance operations	11,728	10,678	11,380	12,773	11,470	10,936	10,905	12,376

Note
Comparative results for the first half (H1) and second half (H2) of 2021 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)

	AER				CER
	2022		2021		2022		2021
	HY	FY	HY	FY	HY	FY	HY	FY
New business profit ($m)
CPL (Prudential's 50% share)	217	387	228	352	209	387	219	337
Hong Kong	211	384	306	736	211	384	303	731
Indonesia	52	125	57	125	50	125	55	120
Malaysia	70	159	113	232	67	159	105	219
Singapore	244	499	215	523	241	499	208	510
Growth markets and other	304	630	257	558	296	630	241	526
Total insurance business	1,098	2,184	1,176	2,526	1,074	2,184	1,131	2,443

New business margin (NBP as a % of APE)
CPL	43%	44%	51%	45%	43%	44%	51%	45%
Hong Kong	93%	74%	121%	134%	93%	74%	121%	134%
Indonesia	47%	51%	49%	50%	47%	51%	49%	49%
Malaysia	41%	44%	54%	50%	40%	44%	54%	50%
Singapore	63%	65%	57%	70%	62%	65%	57%	70%
Growth markets and other	38%	39%	38%	40%	38%	39%	38%	40%
Total insurance business	50%	50%	56%	60%	50%	50%	57%	61%

New business margin (NBP as a % of PVNBP)
CPL	10%	11%	11%	9%	10%	11%	11%	9%
Hong Kong	12%	12%	15%	15%	12%	12%	15%	15%
Indonesia	12%	12%	12%	12%	12%	12%	12%	12%
Malaysia	8%	8%	11%	11%	8%	8%	11%	11%
Singapore	8%	8%	7%	8%	8%	8%	7%	8%
Growth markets and other	9%	10%	9%	9%	9%	10%	9%	9%
Total insurance business	9%	10%	10%	10%	9%	10%	10%	10%

Schedule D Investment flows and FUM (AER)

	2022 $m		2021 $m
Eastspring:	H1	H2	H1	H2
Third-party retail:note
Opening FUM	68,516	58,407	66,838	67,903
Net flows:
- Gross Inflows	11,050	8,504	17,491	17,065
- Redemptions	(12,808)	(8,520)	(18,281)	(15,148)
	(1,758)	(16)	(790)	1,917
Other movements	(8,351)	1,752	1,855	(1,304)
Closing FUM	58,407	60,143	67,903	68,516

Third-party institutional:
Opening FUM	13,192	10,988	13,827	14,901
Net flows:
- Gross Inflows	561	763	1,264	1,194
- Redemptions	(589)	(547)	(983)	(1,989)
	(28)	216	281	(795)
Other movements	(2,176)	107	793	(914)
Closing FUM	10,988	11,311	14,901	13,192

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	69,395	71,454	82,804	81,708

Note
Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.

II    Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)     Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

-    Short-term fluctuations in investment returns on shareholder-backed business;
-    Amortisation of acquisition accounting adjustments arising on the purchase of business; and
-    Gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 of the Group IFRS consolidated financial statements.

II(ii)  Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders' equity plus net core structural borrowings.

	31 Dec 2022 $m	31 Dec 2021 $m
Core structural borrowings of shareholder-financed businesses	4,261	6,127
Less holding company cash and short-term investments	(3,057)	(3,572)
Net core structural borrowings of shareholder-financed businesses	1,204	2,555
Closing shareholders' equity	16,960	17,088
Closing shareholders' equity plus net core structural borrowings	18,164	19,643
IFRS gearing ratio	7%	13%

II(iii) Return on IFRS shareholders' equity

This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS consolidated financial statements.

	2022 $m	2021 $m
Adjusted operating profit	3,375	3,233
Tax on adjusted operating profit	(614)	(548)
Adjusted operating profit attributable to non-controlling interests	(11)	(17)
Adjusted operating profit, net of tax and non-controlling interests	2,750	2,668

Shareholders' equity at 1 Jan	17,088	12,367
Shareholders' equity at 31 Dec	16,960	17,088
Average shareholders' equity	17,024	14,728
Operating return on average shareholders' equity (%)	16%	18%

II(iv) Calculation of IFRS shareholders' equity per share

IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the year.

	31 Dec 2022	31 Dec 2021
Number of issued shares at the end of the year (million shares)	2,750	2,746
Closing IFRS shareholders' equity ($ million)	16,960	17,088
Shareholders' equity per share (cents)	617¢	622¢

II(v)  Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2022 $m	2021 $m
IFRS revenue	513	665
Share of revenue from joint ventures and associates	303	314
Commissions	(155)	(217)
Performance-related fees	(1)	(15)
Operating income before performance-related feesnote	660	747

IFRS charges	398	498
Share of expenses from joint ventures and associates	117	122
Commissions	(155)	(217)
Operating expense	360	403
Cost/income ratio (operating expense/operating income before performance-related fees)	55%	54%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other income' and 'acquisition costs and other expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the Consolidated income statement of the Group IFRS consolidated financial statements, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Reconciliation of gross premiums earned to renewal insurance premiums

	2022 $m	2021 $m
		AER	CER
IFRS gross premiums earned	23,344	24,217	23,546
Less: General insurance premium	(124)	(124)	(123)
Less: IFRS gross earned premium from new regular and single premium business	(6,807)	(6,500)	(6,243)
Add: Renewal premiums from joint ventures and associatesnote	2,262	2,295	2,182
Renewal insurance premiums	18,675	19,888	19,362

Annual premium equivalent (APE)	4,393	4,194	4,013
Life weighted premium income	23,068	24,082	23,375

Note
For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from CPL are excluded.

II(vii)  Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the year. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below:

	2022 $m	2021 $m
Gross premiums earned	23,344	24,217
Less: premiums from in-force renewal businessnote (a)	(16,413)	(17,593)
Less: 90% of single premiums on new business sold in the yearnote (b)	(3,839)	(3,602)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	1,182	1,104
Other adjustmentsnote (d)	119	68
Annual premium equivalent (APE)	4,393	4,194

Notes
(a)   Gross premiums earned include premiums from existing in-force business as well as new business given the Group's focus on recurring premium business.
(b)   APE new business sales only include one-tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(c)   For the purpose of reporting APE new business sales, the Group's share of amounts sold by the Group's insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(d)   APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(viii) Gross premiums earned including joint ventures and associates

	2022 $m	2021 $m
IFRS gross premiums earned	23,344	24,217
Gross premiums earned from joint ventures and associates	4,439	4,579
Total Group	27,783	28,796

Note
Calculated in accordance with the Group's IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.

II(ix)   Reconciliation between IFRS and EEV shareholders' equity

The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the year:

	31 Dec 2022 $m	31 Dec 2021 $m
IFRS shareholders' equity	16,960	17,088
Less: DAC assigned zero value for EEV purposes	(3,254)	(2,815)
Add: Value of in-force business of long-term businessnote (a)	27,266	35,456
Othernote (b)	1,212	(2,374)
EEV shareholders' equity	42,184	47,355

Notes
(a)   EEV shareholders' equity comprises the present value of the shareholders' interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders' equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.
(b)   Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group's core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS.

II(x)  Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the year as a percentage of average EEV basis shareholders' equity.

	2022	2021
EEV operating profit for the year	3,952	3,543
Operating profit attributable to non-controlling interests	(29)	(28)
EEV operating profit, net of non-controlling interest ($ million)	3,923	3,515

Shareholders' equity at 1 Jan*	47,584	41,926
Shareholders' equity at 31 Dec	42,184	47,355
Average shareholders' equity ($ million)	44,884	44,641
Operating return on average shareholders' equity (%)	9%	8%
* Opening shareholders' equity at 1 January 2022 has been adjusted for the early adoption of the HK RBC regime. Further details can be found in the Basis of Preparation in the EEV basis results.

New business profit over embedded value is calculated as the EEV new business profit for the year as a percentage of average EEV basis shareholders' equity for long-term insurance business operations, excluding goodwill attributable to equity holders.

	2022	2021
New business profit ($ million)*	2,184	2,526
Average EEV basis shareholders' equity for long-term insurance business operations, excluding goodwill attributable to equity holders ($ million)	41,866	43,754
New business profit on embedded value (%)	5%	6%
*  New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders' equity for long-term business operations, excluding goodwill attributable to equity holders, as follows:

	2022 $m	2021 $m
Shareholders' equity at 1 Jan*	44,875	42,861
Shareholders' equity at 31 Dec	38,857	44,646
Average shareholders' equity	41,866	43,754
* Opening shareholders' equity at 1 January 2022 has been adjusted for the early adoption of the HK RBC regime. Further details can be found in the Basis of Preparation in the EEV basis results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 March 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ James Turner

James Turner
Group Chief Financial Officer